Exhibit 3.17

State of Delaware

Limited Liability Company

CERTIFICATE OF FORMATION

of

BARRINGTON TOLEDO LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

1.  The name of the limited liability company (hereinafter called the “Company”) is BARRINGTON TOLEDO LLC.

2.  The address of the registered office and the name and address of the registered agent for service of process of the Company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

Executed on May 3, 2006

/s/ Keith M. Wixson
Keith M. Wixson
Authorized Person